UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              SNB Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   784605 99 1
                                 (CUSIP Number)


      Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                   Atlanta, Georgia 30309-3450 (404) 873-8706
                  (Name, Address and Telephone Number of Person
               Authorized to receive Notices and Communications)

                12/13/99, 12/20/99, 1/28/00, 5/10/00 and 12/5/01
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Page 2 of 5                                                CUSIP No. 784605 99 1

                                  SCHEDULE 13D


================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
                    Robert T. Mullis
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2    Check the Appropriate Box if a Member of a Group                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

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4    Source of Funds

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)

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6    Citizenship or Place of Organization
                    Georgia

--------------------------------------------------------------------------------
7    Sole Voting Power
                         167,680 (a) & (b)

--------------------------------------------------------------------------------
8    Shared Voting Power
                               0

--------------------------------------------------------------------------------
9    Sole Dispositive Power
                            132,872 (a)

--------------------------------------------------------------------------------
10   Shared Dispositive Power
                              34,808 (b)

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         167,680 (a) & (b)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                                  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                         4.94% (a) & (b)

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                  IN

================================================================================
                       SEE INSTRUCTIONS BEFORE FILLING OUT

(a) Includes 97,137 shares held by a closely-held corporation controlled by Mr. Mullis. All share figures have been restated to reflect a 0.25-for-one stock dividend payable on September 25, 1997.


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Page 3 of 5                                                CUSIP No. 784605 99 1


(b) Includes 7,286 shares held jointly with Michael C. Griffin and over which Mr. Mullis holds a power of attorney. Also includes an additional 27,522 shares for which Mr. Mullis holds a power of attorney. Mr. Mullis disclaims beneficial ownership of such shares. All share figures have been restated to reflect a 0.25-for-one stock dividend payable on September 25, 1997.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $1.00 par value, of SNB Bancshares, Inc. (the "Company"). The principal executive offices of the Company are located at: 700 Walnut Street, P.O. Box 4748, Macon, Georgia 31208.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (f) The reporting person is Robert T. Mullis, a Georgia citizen. His address is P.O. Box 6292, Macon, Georgia 31208.

     (c) Mr. Mullis manages business and real estate interests. The principal business address of Mr. Mullis is P. O. Box 6292, Macon, Georgia 31208.

     (d) None.

     (e) None.

     (f) United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On  February  21,  2002,  Mr.  Mullis   transferred   97,137  shares  to  a
closely-held limited liability partnership.

     During 1999 to 2000, Mr. Mullis made the following open market purchases:

                   Date                   Shares                 Price
                  --------                ------                 ------
                  12/13/99                  400                  15.875
                  12/13/99                  500                  16.50
                  12/20/99                  200                  16.25
                  12/20/99                1,000                  15.75
                  1/28/00                   100                  15.75
                  1/28/00                   900                  15.25
                  5/10/00                   125                  15.1875

     Mr. Mullis used personal funds to complete all of such purchases.

     On December 5, 2001 Mr. Mullis transferred 9,040 shares to a family member for no consideration.

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Page 4 of 5                                                CUSIP No. 784605 99 1


ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Common Stock were purchased for investment purposes. Mr. Mullis has no other plans or proposals which related to or would result in any of the occurrences listed in Item 4 of Schedule 13D.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) See Items 7, 8, 9, 10, 11 and 13 of cover pages.

     (c) See Item 3 above.

     (d) Mr. Griffin has the right to receive dividends and sales proceeds from the 7,286 shares reported in Items 8 and 10 of the cover pages. See Item 3 above.

     (e) Mr. Mullis is no longer a beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Mullis has obtained a Power of Attorney from Michael C. Griffin, whereby Mr. Mullis has voting and dispositive power over an aggregate of 18,482 shares owned by Mr. Griffin. See Exhibit (a).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Power of Attorney dated April 12, 1995 (previously filed).



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Page 5 of 5                                                CUSIP No. 784605 99 1


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Robert T. Mullis                  September 30, 2002
-----------------------               --------------------
Robert T. Mullis                      Date



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